January 21, 2022	William Rhind
VIA EDGAR CORRESPONDANCE	CEO and CFO
GraniteShares Gold Trust
+1 646 876 5049
William.rhind@graniteshares.com

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Att: Becky Chow, Staff Accountant, and John Spitz, Staff Accountant,

Re:	GraniteShares Gold Trust
Form 10-K for Fiscal Year Ended June 30, 2021
Filed on August 13, 2021
File No. 001-38195

Dear Ms. Chow and Mr. Spitz,

We are writing in response to the Staff’s comments provided telephonically on January 19, 2022, with respect to your review of the GraniteShares Gold Trust’s 10-K for fiscal year ended June 30, 2021 (file No. 001-38195).

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for Fiscal Year Ended June 30, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1-	We note that your independent accountant’s report only opines on the financial statements as of and for the years ended June 30, 2021 and 2020, and refers to an other auditors report on the financial statements as of June 30, 2019. However, we note that the other auditors report is not included in your filing. Please amend your filing to include an audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

Response

We acknowledge the Staff’s comment regarding the inclusion of the audit report of our former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

In accordance with the Staff’s comments, we will file an amended form 10-K for Fiscal Year Ended June 30, 2021, which will include the audit report related to the 2019 financial statements.

Should you have any questions or comments concerning this response to your comment letter, please contact me at 646-876-5049.

Sincerely,

/s/ William Rhind
William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust